SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007
___________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Press Release, dated May 3, 2007, regarding the filing of the 2006 Annual Report on Form 20-F.

Item 1 Telefónica de Argentina S.A. Buenos Aires, May 3, 2007

Filing of 2006 Annual Report on Form 20-F

Telefónica de Argentina S.A. has filed its Annual Report on Form 20-F for the fiscal year 2006 with the United States Securities and Exchange Commission (“SEC”).

The document is also posted on the company’s website, www.telefonica.com.ar/inversor in the Investor Relations section. Hard copies of the document, which includes the company’s complete audited financial statements, may be obtained free of charge to shareholders upon request.

Telefonica de Argentina S.A. is an Argentinean company engaged in the provision of telecommunications services. The Company also provides other telephone-related services, such as international long-distance service and Internet service. The Company's revenues are primarily derived from measured service, domestic long-distance service, monthly basic charges, special services (Internet including asymmetric digital subscriber (ADSL) lines), installation charges, public phones, access charges, international long-distance service and direct lines. The Company's majority shareholders are Compañía Internacional de Telecomunicaciones S.A. and Telefonica Internacional S.A., which holds 64.83% and 32.25% of its shares respectively.

Contact Information
Avenida Ingeniero Huergo 723 (C1107AOH) Ciudad Autónoma de Buenos Aires ARGENTINA Phone: (5411) 4332-3890 E-mail: http://www.telefonica.com.ar/corporativo/investor/contacto.asp

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.
Date:	May 3, 2007	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel